                                                                     EXHIBIT 12

         GENWORTH LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARIES

                 STATEMENT OF RATIO OF INCOME TO FIXED CHARGES
                             (AMOUNTS IN MILLIONS)

                                                                              YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------
                                                                       2009     2008     2007     2006    2005
                                                                      ------  -------  -------- -------- ------
Income (loss) before income taxes and equity in net income (loss)
  of subsidiary                                                       $(41.7) $(584.0) $  405.9 $  548.0 $418.5
                                                                      ======  =======  ======== ======== ======
Fixed charges:
   Interest expense/(1)/                                              $ 91.7  $ 168.1  $  205.1 $  134.0 $ 48.7
   Interest portion of rental expense                                    0.6      4.0       3.5      2.9    2.6
                                                                      ------  -------  -------- -------- ------
       Subtotal                                                         92.3    172.1     208.6    136.9   51.3
   Interest credited to investment contractholders                     339.7    450.7     541.3    496.7  456.0
                                                                      ------  -------  -------- -------- ------
Total fixed charges                                                   $432.0  $ 622.8  $  749.9 $  633.6 $507.3
                                                                      ======  =======  ======== ======== ======
Income available for fixed charges (including interest credited to
  investment contractholders)                                         $390.3  $  38.8  $1,155.8 $1,181.6 $925.8
                                                                      ======  =======  ======== ======== ======
Ratio of income to fixed charges (including interest credited to
  investment contractholders)                                           0.90     0.06      1.54     1.87   1.82
                                                                      ======  =======  ======== ======== ======
Income (loss) available for fixed charges (excluding interest
  credited to investment contractholders)                             $ 50.6  $(411.9) $  614.5 $  684.9 $469.8
                                                                      ======  =======  ======== ======== ======
Ratio of income (loss) to fixed charges (excluding interest credited
  to investment contractholders)                                        0.55    (2.39)     2.95     5.00   9.17
                                                                      ======  =======  ======== ======== ======

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/(1)/ Interest expense primarily relates to interest on our non-recourse funding obligations as further described in note 10 of our consolidated financial statements in "Financial Statements and Supplementary Data."

For the years ended December 31, 2009 and 2008, our deficiency in income necessary to cover fixed charges was $41.7 million and $584.0 million, respectively.